90 Park Avenue

New York, NY 10016

212-210-9400

Fax: 212-922-3995

www.alston.com

Mark F. McElreath	Direct Dial: 212-210-9595	Email: mark.mcelreath@alston.com

July 28, 2016

Ms. Suzanne Hayes

Assistant Director

Office of Health Care and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:	Checkpoint Therapeutics, Inc. Form 10-12G Filed July 11, 2016 File No. 000-55506

Dear Ms. Hayes:

At the request and on behalf of our client, Checkpoint Therapeutics, Inc., a Delaware corporation (the “Company”), we hereby submit the following responses to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) received by letter on July 24, 2016, relating to the Company’s Form 10-12G, filed on July 11, 2016. Amendment No. 1 to the Form10-12G is being filed concurrently with this letter to respond to the comments. These responses have been prepared by the Company with our assistance.

General

1.	Please note that this Form 10 will become effective automatically by operation of law 60 days after the date you initially filed it. If this filing was made voluntarily, you should consider withdrawing it prior to the effective date if comments remain outstanding. You can then refile when you are prepared to resolve comments. Please file your request for withdrawal, as applicable, before the automatic effectiveness date.

Atlanta • Beijing • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

July 28, 2016

Response:

This filing was made voluntarily and, if deemed necessary, we will file a request for withdrawal prior to the automatic effectiveness date.

Licensing Agreements and Collaborations, page 9

Comment:

2.	We note that on May 26, 2016, you both licensed technology from Jubilant Biosys Limited and sublicensed that same technology to your affiliate, TG Therapeutics. Please revise to provide a unified discussion of this arrangement here and in Item 7, as applicable. In your revised disclosure, please explain why you and your affiliate adopted this structure and discuss the net benefits and responsibilities flowing to you from these arrangements. In this regard, any relationship between the milestones in the license and sublicense agreements should be addressed.

Response:

We have revised our disclosure in response to this comment.

Item 7. Certain Relationships and Related Party Transactions, page 68

Comment:

3.	We refer to your discussion concerning the July 11, 2016 amended and restated Founders Agreement, which you have filed as Exhibit 10.2. Please revise the disclosure on page 68 to explain the material changes contained in the amendment and restatement. In this regard, we note the removal of assets that were listed in Schedule A to the original Founders Agreement. Also, tell us why the parties made the amendment and restatement retroactive to March 17, 2015 and whether there are any attendant impacts.

Response:

We have revised our disclosure in response to this comment. The contribution of assets, in particular certain license agreements, was removed so that the agreement more accurately reflects the original intent of the parties. The only substantive change was to create a definitive term, which the Company has made clear in the amendment.  There are no impacts, operationally or from an accounting perspective, from this amendment.

July 28, 2016

Note 4- License Agreements

Jubilant Biosys Limited, page F-12

Comment:

4.	In connection with the sublicense agreement with TGTX, please separately disclose the amount of milestones that may be received from preclinical, clinical development, regulatory, and commercial milestone events. Clarify the factors considered in determining whether each milestone is considered substantive. In this regard, please provide additional disclosure for your TGTX milestones discussed on page F-11. Refer to ASC 605-28-50.

Response:

We have revised our disclosure in response to this comment to separately breakout the amount of milestones that may be received in connection with the sublicense agreement from preclinical, clinical development, regulatory, and commercial events. We have also identified which milestones are substantive and added the following disclosure to our Significant Accounting Policies which clarifies the factors we considered in making the determination:

“The Company follows ASC 605-28, Revenue Recognition—Milestone Method to evaluate whether each milestone under a license agreement is substantive. This evaluation includes an assessment of whether (i) the consideration is commensurate with either (a) the entity's performance to achieve the milestone, or (b) the enhancement of the value of the delivered item as a result of a specific outcome resulting from the entity's performance to achieve the milestone, (ii) the consideration relates solely to past performance and (iii) the consideration is reasonable relative to all of the deliverables and payment terms within the arrangement. The Company evaluates factors such as the preclinical, clinical, regulatory, commercial and other risks that must be overcome to achieve the respective milestone, the level of effort and investment required and whether the milestone consideration is reasonable relative to all deliverables and payment terms in the arrangement in making this assessment. If a substantive milestone is achieved, the Company would recognize revenue related to the milestone in its entirety in the period in which the milestone was achieved, assuming all other revenue recognition criteria were met.  Commercial milestones would be accounted for as royalties and recorded as revenue upon achievement of the milestone, assuming all other revenue recognition criteria were met.”

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

July 28, 2016

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at the telephone number above.

Sincerely,

Mark F. McElreath